Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of
7 Days Group Holdings Limited:

We consent to the incorporation by reference in the registration statement (No. 333-170726) on Form S-8 of 7 Days Group Holdings Limited of our reports dated May 4, 2011, with respect to the consolidated balance sheets of 7 Days Group Holdings Limited and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of operations, equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 20-F of 7 Days Group Holdings Limited.

/s/ KPMG
Hong Kong, China
May 4, 2011